                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------------

(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 2 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 3 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 4 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 5 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 6 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 7 of 13 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JOHN P. MURRAY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 8 of 13 Pages
----------------------                                     ---------------------

         The following  constitutes  Amendment No. 3 ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended and restated to read as follows:

Item 2.   IDENTITY AND BACKGROUND.

         (a) - (c) This  Statement  is jointly  filed by NP, NCM,  NCG,  Mark E.
Schwarz,  Steven  J.  Pully and John P.  Murray  (collectively,  the  "Reporting
Persons").  Because Mark E. Schwarz is the managing  member of NCG, which is the general partner of NCM (with Mark Schwarz,  NCG and NCM, hereinafter referred to as the "Controlling  Persons"),  which in turn is the general partner of NP, the
Controlling  Persons  may be deemed,  pursuant  to Rule 13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common  Stock  held by NP.  The  Reporting  Persons  are  filing  this
Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this filing nor anything contained herein shall be deemed to be an  admission by the  Reporting  Persons that such a group exists.

         The principal  occupation of Mark E. Schwarz is serving as the managing member of NCG. The principal business of NCG is acting as the general partner of
NCM. The principal  business of NCM is acting as the general  partner of NP. The principal business of NP is investing in securities.

         The principal occupation of Steven J. Pully is serving as the President of NCM.

         The  principal  occupation  of John P.  Murray is  serving as the Chief
Financial Officer of NCM.

         The principal  place of business for each of the  Reporting  Persons is
300 Crescent Court, Suite 1110, Dallas, Texas 75201.

         (d) During the last five years,  none of the Reporting Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

         (e) During the last five years,  none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) NP, NCM and NCG are organized under the laws of the State of Texas.
Messrs. Schwarz, Pully and Murray are citizens of the United States of America.

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 9 of 13 Pages
----------------------                                     ---------------------

     Item 4 is hereby amended to add the following:

         On November 29, 2005, NP filed a preliminary  proxy  statement with the
Securities  and Exchange  Commission  in  connection  with the  solicitation  of proxies by NP in  opposition  to the  Issuer's  proposals  relating to a pending financing  transaction  between  the  Issuer  and  investment  funds  managed by
Prentice  Capital  Management,  L.P. and Holtzman  Opportunity  Fund,  L.P. (the
"Prentice Financing") to be voted on at a special meeting of stockholders of the
Issuer,  and  at  any  adjournments  or  postponements   thereof  (the  "Special
Meeting").  NP also  announced  its  intention  to  commence  a tender  offer to acquire,  through a wholly-owned  acquisition entity, all the outstanding shares of Common  Stock of the Issuer  that NP does not already own for $1.20 per share in cash,  subject to certain  conditions  (the  "Newcastle  Tender  Offer").  NP believes the Newcastle Tender Offer is superior to the Prentice  Financing as it will  provide the  equivalent  level of  liquidity to the Issuer as the Prentice
Financing while allowing stockholders to monetize their investment in the Issuer at a substantial premium to market. Accordingly,  upon finalization of its proxy materials,  NP intends to solicit proxies from the stockholders  against each of the following proposals in connection with the Prentice Financing:

     o  a proposal to approve the issuance of shares of Common Stock pursuant to the terms of the Issuer's secured convertible notes;

     o  a proposal  to approve  an  amendment  to the  Issuer's  certificate  of incorporation  to effect a 1-for-2  reverse  stock  split of its capital stock; and

     o  a  proposal  to elect  one (1)  Class I  director,  three  (3)  Class II directors and two (2) Class III directors.

At this time, neither a record date nor a meeting date has been announced by the
Issuer for the Special Meeting.  Each of NP and the other Reporting  Persons are deemed to be participants in the proxy solicitation.

     On November 29, 2005,  Steven Pully announced his resignation as a director of the Issuer.

     Item 5(a) is hereby amended and restated as follows:

               (a) The aggregate  percentage of shares of Common Stock  reported
to  be  owned  by  the  Reporting   Persons  is  based  upon  13,961,216  shares
outstanding,  which is the total number of shares of Common Stock outstanding as of October  24,  2005,  as  reported  in the  Issuer's  Form 10-Q filed with the
Securities and Exchange Commission on November 1, 2005.

               As of November 28, 2005, NP beneficially  owned 2,018,400  shares of Common Stock, representing  approximately 14.5% of the issued and outstanding
Common Stock of the Issuer.

               NCM,  as the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 2,018,400 shares of Common Stock beneficially owned by NP.

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 10 of 13 Pages
----------------------                                     ---------------------

               NCG, as the general  partner of NCM, which in turn is the general partner of NP, may also be deemed to  beneficially  own the 2,018,400  shares of
Common Stock beneficially owned by NP.

               Mark E.  Schwarz,  as the  managing  member of NCG,  the  general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 2,018,400 shares of Common Stock  beneficially  owned by
NP.

               NCM, NCG and Mr.  Schwarz  disclaim  beneficial  ownership of the shares of Common  Stock  held by NP,  except  to the  extent of their  pecuniary interest therein.

               Currently, Steven J. Pully and John P. Murray do not beneficially own any shares of Common Stock.

     Item 7 is hereby amended to add the following exhibit:

               4.   Joint  Filing  Agreement  by and among  Newcastle  Partners,
                    L.P., Newcastle Capital Management,  L.P., Newcastle Capital
                    Group, L.L.C., Mark E. Schwarz,  Steven J. Pully and John P.
                    Murray, dated November 29, 2005.

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 11 of 13 Pages
----------------------                                     ---------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this
Statement is true, complete and correct.

Dated: Novebmer 29, 2005              NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       MARK E. SCHWARZ

                                       /s/ Steven J. Pully
                                       -----------------------------------------
                                       STEVEN J. PULLY

                                       /s/ John P. Murray
                                       -----------------------------------------
                                       JOHN P. MURRAY

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 12 of 13 Pages
----------------------                                     ---------------------

                                  EXHIBIT INDEX

Exhibit                                                                    Page
-------                                                                    ----

1.  Joint Filing Agreement by and among Newcastle Partners, L.P.,           --
    Newcastle Capital Management,  L.P., Newcastle Capital Group,
    L.L.C. and Mark E. Schwarz,  dated April 18, 2005 (previously filed).

2.  Joint Filing Agreement by and among Newcastle Partners, L.P.,           --
    Newcastle Capital Management,  L.P., Newcastle Capital Group,
    L.L.C.,  Mark E.  Schwarz and Steven J. Pully,  dated July 6,
    2005 (previously filed).

3.  Letter to the Special  Committee of the Board of Directors of           --
    the Issuer, dated October 26, 2005 (previously filed).

4.  Joint Filing Agreement by and among Newcastle Partners, L.P.,           13
    Newcastle  Capital  Management,  L.P.,  Newcastle  Capital
    Group,  L.L.C., Mark E. Schwarz,  Steven J. Pully and John P.
    Murray, dated November 29, 2005.

----------------------                                     ---------------------
CUSIP 965 063 10 0                    13D                    Page 13 of 13 Pages
----------------------                                     ---------------------

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  November 29, 2005
(including  amendments  thereto)  with  respect to the Common Stock of Whitehall
Jewellers, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated: Novebmer 29, 2005              NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       MARK E. SCHWARZ

                                       /s/ Steven J. Pully
                                       -----------------------------------------
                                       STEVEN J. PULLY

                                       /s/ John P. Murray
                                       -----------------------------------------
                                       JOHN P. MURRAY